M E M O R A N D U M

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	Superior Offshore International, Inc.

DATE:	November 16, 2006

RE:	Registration Statement on Form S-1 Response to SEC Staff Comments dated October 16, 2006
     We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated October 16, 2006 regarding Amendment No. 1 to the Registration Statement on Form S-1 (Registration No. 333-136567) (the “Registration Statement”) of Superior Offshore International, Inc., a Delaware corporation (the “Company”). Where applicable, our responses indicate the additions or revisions we included in the revised draft of the Registration Statement. For your convenience our responses are prefaced by the exact text of the Staff’s corresponding comment in bold text. The references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 2 to the Registration Statement (“Amendment No. 2”) that we are filing today via EDGAR.
     We respectfully request that the Staff review the Registration Statement and our responses at its earliest convenience. Please advise us of any further comments as soon as possible.
General
1.	Please note that we may have additional comments after reviewing all updated disclosure, such as when you fill in the blanks to the use of proceeds table and discuss the covenants relating to the new credit facility.

Response: We acknowledge the Staff’s comment.
2.	Please monitor your requirement to provide updated interim financial information. Refer to Rule 3-12 of Regulation S-X.

Response: We have provided updated interim financial information in Amendment No. 2 in response to the Staff’s comment.

Division of Corporation Finance
Securities and Exchange Commission
November 14, 2006
3.	Please provide updated consents with your next amendment.

Response: We have filed an updated consent of KPMG LLP, the Company’s independent registered public accounting firm, as Exhibit 23.1 to Amendment No. 2 in response to the Staff’s comment.
Financial Statements
Statement of Operations, page F-4
4.	Please remove the subtotal which presents a figure for income before depreciation. Refer to SAB Topic 11:B.2.

Response: We have revised pages F-4 and F-19 of Amendment No. 2 in response to the Staff’s comment.